Thomas W. Kellerman
650.843.7550
tkellerman@morganlewis.com
April 14, 2006
Via EDGAR Transmission and Facsimile
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Mr. Kevin W. Vaughn
Re:	Penson Worldwide, Inc. Registration Statement on Form S-1 Filed August 10, 2005 File No. 333-127385
Dear Mr. Vaughn:
     We are writing on behalf of Penson Worldwide, Inc. (the “Company”), in response to the letters of Comments from the Staff of the Securities and Exchange Commission (the “Staff”) to the Company dated April 10, 2006 (the “First Comment Letter”) and dated April 12, 2006 (the “Second Comment Letter”) with respect to the Company’s Registration Statement on Form S-1, File No. 333-127385 (the “Registration Statement”). Specifically, this letter responds to (1) comments 7 and 8 of the First Comment Letter, regarding Discontinued Operations as discussed in Note 2 to the Financial Statements contained in the Registration Statement and related pro forma financial information, and (2) comments 2 and 3 of the Second Comment Letter, regarding the Consolidated Statements of Operations included in the Financial Statements contained in the Registration Statement. The numbered paragraphs in italics below restate the numbered paragraphs of the applicable comment letter, and the discussion set out below each such paragraph is the Company’s response to the Staff’s comments.

Securities and Exchange Commission
April 14, 2006

I.	FIRST COMMENT LETTER
Note 2: Discontinued Operations, page F-11
7.	Please revise to address the following related to your responses to prior comments 10 and 11, and your response to our comment in the letter dated January 26, 2006:
•	You have previously communicated that you cannot proceed with the split-off without completing the initial public offering or a private offering. Your response dated January 26, 2006 indicates that “It is the Company’s current plan to complete the split-off transaction concurrently with its contemplated IPO... However, if a decision is made to postpone the IPO, the Company intends to proceed with the split-off transaction or another form of disposition of the SAMCO business.” You also state that the Board of Directors adopted resolutions directing management to dispose of SAMCO “whether or not the Company completes an initial public offering and whether or not the Company determines to contribute additional working capital to SAMCO prior to its disposition.” Please revise your discussions of the split-off of SAMCO throughout your filing to clearly reflect these resolutions and to disclose how you determined that it is now feasible to split-off SAMCO even without contributing additional working capital.

•	Your response dated January 26, 2006 indicates that after receiving our comment, the Board of Directors committed to the disposal of SAMCO whether or not you complete your initial public offering. Your response appears to indicate that this determination was made on a date subsequent to the balance sheet date. Please revise to disclose what date that determination was made.

•	When the criteria in paragraph 30 of SFAS 144 are met after the balance sheet date but before the issuance of financial statements, the disposal group shall be continued to be classified as held and used in the financial statements. Since your plan was not revised until after your most recent balance sheet date, discontinued operations treatment cannot be appropriate for the periods presented, even if we believed that your revised plan met all the criteria of paragraph 30. Please revise your financial statements accordingly and include the disclosures required by paragraph 47(a) of SFAS 144. Refer to paragraph 33 of SFAS 144.

•	Your response indicates that you continue to believe that discontinued operations presentation is appropriate. As previously discussed, in order for you to present the operations of SAMCO as discontinued you must meet all of

Securities and Exchange Commission
April 14, 2006

the requirements of paragraph 30 of SFAS 144. The fact that the disposal has not yet occurred because your plan is to delay disposal until the earlier of completion of your initial public offering or a determination not to complete that offering indicates that you currently do not have “the intent and ability to transfer the disposal group to a buyer”. As previously discussed, this delay feature that is present even in your revised plan results in the plan failing to meet the requirements of 30(b) of SFAS 144, as further described in paragraph A15 of SFAS 144. This delay feature is evidence that the disposal group is not available for immediate sale, and delay for the completion of your initial public offering is not “usual and customary” for sales of such disposal groups. Please revise your financial statements to present the results of operations, assets, and liabilities of the disposal group as part of continuing operations until all of the criteria of paragraph 30 of SFAS 144 have been satisfied.
The Company appreciates the time that the Staff dedicated to discussing this comment by phone on April 12, 2006. Below are the Company’s comments on each of the four paragraphs considered by Comment #7:
Paragraph #1
As management discussed with the Staff, the Company intends to revise its disclosure regarding the actions of the Board on March 2, 2006 so that it will be clear and consistent throughout the Registration Statement. We have attached supplementally proposed revisions to pages 91, 92 and F-11 of the S-1 that the Company intends to include in the next filing to reflect the updated disclosure. These same revisions will be reflected in all other relevant places in the Registration Statement. The facts relating to the Board’s actions are as follows: (1) The Board approved a resolution on March 2, 2006 directing management to dispose of the SAMCO business in accordance with all of the terms of Paragraph #30 of SFAS #144. (2) Management understands that this disposition needs to be carried out regardless of the outcome of the IPO. They also understand that all six of the sub-paragraphs of Paragraph #30 must be complied with in order to reflect SAMCO as a discontinued operation as of March 31, 2006. (3) Management has agreed that if SAMCO can be sold prior to the proposed split-off on terms at least as favorable, then the proposed split-off will no longer apply and the Company will proceed with the alternative transaction. (4) Although the proposed split-off has been approved by the Penson Board, there is no exclusivity provision in this agreement, nor are there any penalties associated with its non-completion. This paragraph of the Staff’s comments also asks how management has determined that it is now feasible to split off SAMCO without contributing additional working capital. This impression is not correct. The Company is determined to sell SAMCO in accordance with the requirements of SFAS #144, regardless of whether or not the IPO goes forward. If the Company splits off SAMCO to the shareholders, then the Company will contribute capital in accordance with the terms outlined in the Form S-1. However if the Company sells SAMCO in an alternative transaction, then the Company may or may not contribute

Securities and Exchange Commission
April 14, 2006

capital in that transaction, depending on the nature of the buyer and its need for additional capital. The Company will clarify the confusing wording in the S-1 regarding the transaction.
Paragraph #2
As noted above, the Penson Board committed on March 2, 2006 to the disposal of SAMCO in accordance the terms of Paragraph #30 of SFAS #144. This information will be added to the disclosures in the S-1 on this subject.
Paragraph #3
In the next amendment to the Registration Statement, the Company will include the financial statements for the period ended March 31, 2006. We believe that the inclusion of this current period, which includes the date of the March 2, 2006 Board resolution, will satisfy the Paragraph #30 requirements as to the timing of reflecting the assets as being held for sale in the financial statements.
Paragraph #4
As we discussed with the Staff, the Company continues to believe that discontinued operations treatment is appropriate for SAMCO. This is borne out by a review of all relevant facts related to the planned disposition. The Company’s original plan was to split-off SAMCO at the time of the IPO in order to comply with the preferences of the underwriters that it do so. This situation left SAMCO adrift as to its future business strategy and the timing of the proposed event. During the intervening months, SAMCO management has pursued various business opportunities that they will only be able to accomplish if they are independent of Penson. Accordingly, they have been encouraging Penson to allow them to pursue a sale due to the fact that the IPO has been delayed. On March 2, 2006 the Penson Board agreed to this request subject to meeting all of the conditions of Paragraph #30. This resolution allowed management to begin an active program to locate a buyer in the manner contemplated by Paragraph #30, as well as providing a firm instruction from the Board that the sale must occur within one year. The Staff’s observation that “your plan is to delay disposal until the earlier of the completion of the initial public offering or a determination not to complete that offering” is not correct. It is not consistent with the Board resolution and it would not be of any help to SAMCO management in pursuing new business opportunities. The revised disclosure in the next amendment will make this clear. The Staff has numerous other references to the “delay feature” which do not apply for the same reasons. Management believes that the SAMCO business is in fact available for immediate sale in every situation contemplated by the Staff. As noted above, there are no limitations of any type associated with the current plans to split-off SAMCO in the event that the initial public offering is completed before an alternative sale transaction can be completed. The Company believes that it is fully in compliance with all aspects of paragraph #30 of SFAS#144. Once the S-1 disclosures are revised, the Staff will be able to see that the Company is not delaying the disposal until the IPO. The Board has instructed management to undertake this

Securities and Exchange Commission
April 14, 2006

disposition, and the business is available and ready for sale immediately. Management is not in a position to do anything else based on the Board’s resolution.
8.	We note your response to prior comment 12 and await the pro forma financial information required under Regulation S-X in relation to the split-off of SAMCO to be filed in a pre-effective amendment.
Attached supplementally are draft proposed revisions to pages 31 - 34 of the Registration Statement describing the Pro Forma financial information required under regulation S-X, which the Staff had agreed to review with this letter. For purposes of these draft Pro Forma financial statements, the Company has assumed a 2.4 to 1 reverse stock split and an offering price of $15 as being the midpoint of the range.
II.	SECOND COMMENT LETTER
Consolidated Statements of Operations, page F-4
2.	Please address the following regarding your line item “Other revenues”, which has increased significantly compared to your prior periods:
•	Please tell us the nature of the items classified as Other revenues.

•	Tell us how management considered the need for separate line item presentation of any of the Other revenues.

•	Tell us how you determined whether the amounts included in Other revenues represented revenues or other income, and whether such amounts were operating or non-operating in nature.
Other revenue included in the Company’s financial statements consist primarily of the following items:
Foreign exchange fees
Commission on bond trades
Proprietary trading income
Registered plan income
Trading fee income
Wire transfer fees
IRA fees
Prime Brokerage fees
Option management fees
Safekeeping fees
Miscellaneous fees

Securities and Exchange Commission
April 14, 2006

Management on an ongoing basis reviews the significance of these revenue items. No single revenue item listed above constituted greater than 1.5% of total revenue for any period presented and, accordingly, management determined that a separate line item presentation is not appropriate for any of the listed revenue items. All other revenue items listed above represent a recurring revenue stream that is directly related to the operation of the Company’s business and as such are properly reflected as Other revenues.
3.	We note your description of “Other expenses” on page 41. Your description of such expenses appears that these expenses represent selling, general, and administrative costs. Please tell us how management tracks and determines the costs allocated to overhead expenses and those costs specifically related to your revenue streams (i.e., costs of revenues). In your response, please specifically tell us the following:
•	The dollar amount of expenses which are attributable to your clearing revenues, technology revenues, and interest income.

•	The methodology utilized to allocate employee compensation and benefits expense among your revenues streams and overhead.
Other expenses included in the Company’s financial statements consist primarily of the following items:
Legal expense
NASD fees and compliance expense
Property taxes
Advertising expense
Sales and Use tax
Insurance expense
Travel expense
Miscellaneous expenses
Management tracks expenses according to the type of expense reported in the consolidated financial statements, such as employee compensation and benefits, floor brokerage, exchange and clearing fees, communication and data processing, occupancy and equipment, interest expense and other expenses. Management has prepared its presentation of these expense items in accordance with the guidelines set forth in Chapter Four of the AICPA Audit and Accounting Guide for Brokers and Dealers in Securities. In accordance with these guidelines, expenses are tracked by the categories listed above and not by the revenue stream to which they relate.

Securities and Exchange Commission
April 14, 2006

We would greatly appreciate any assistance the Staff can provide in obtaining an expeditious review of this response letter.
Please contact the undersigned at 650.843.7550 with any questions regarding the foregoing.

Very truly yours,

Morgan, Lewis & Bockius LLP

By:	/s/ Thomas W. Kellerman

Name:	Thomas W. Kellerman

cc:	Margaret Fitzgerald
Timothy A. Geishecker
Todd K. Schiffman